U.S. Securities and Exchange Commission
Washington, D.C. 20549

02048880

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-86786
SEC File Number of Registration Statement

Name of Person Filing the Document (if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 20th day of June, 2002.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: ______________________
Randy Van Zee
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

1099391

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$219,414,573 *(Approximate)*
Class A and Class M Certificates

Mortgage-Backed Pass-Through Certificates,
Series 2002-SL1

Residential Asset Mortgage Products, Inc.
Depositor

RAMP Series 2002-SL1 Trust
Issuer

Residential Funding Corporation
Seller and Master Servicer

June 18, 2002

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Characteristics of the Certificates (a), (b), (c)

Fixed Rate: Loan Group I Certificates

Class	Original Principal Balance	Pct of Loan Group	Initial Sub. %	Bond Type	Pass-Through Rate	WAL to Maturity (years)	Principal Lockout/ Window (months)	Legal Final	Expected Ratings (S&P/Fitch)
A-I-1	$118,999,338	86.26	1.50	SNR/SEQ	7.00%	1.17	0 / 39	6/25/32	AAA / AAA
A-I-2	3,000,000	2.18	1.50	SNR/SEQ	7.00%	3.43	38 / 5	6/25/32	AAA / AAA
A-I-3	13,796,126	10.00	1.50	SNR/NAS	7.00%	4.81	42 / 236	6/25/32	AAA / AAA
A-I-IO	(d)	100.00	1.50	SNR/IO	(e)	1.44(f)	N/A	6/25/32	AAA/AAA
A-I-PO	96,379	0.07	1.50	SNR/PO	0.00%	1.67	0 / 252	6/25/32	AAA/AAA
M-I-1	965,729	0.70	0.80	MEZZ	7.00%	7.43	0 / 283	6/25/32	AA / --
M-I-2	551,845	0.40	0.40	MEZZ	7.00%	7.43	0 / 283	6/25/32	A / --
M-I-3	137,961	0.10	0.30	MEZZ	7.00%	7.43	0 / 279	6/25/32	BBB / --
B-I-1	137,961	0.10	0.20	SUB	7.00%	7.43	0 / 279	6/25/32	BB / --
B-I-2	137,961	0.10	0.10	SUB	7.00%	7.43	0 / 279	6/25/32	B/--
B-I-3	137,961	0.10	--	SUB	7.00%	7.43	0 / 279	6/25/32	-- / --
Total	**$137,961,261**								

Adjustable Rate: Loan Group II Certificates

Class	Original Principal Balance	Pct of Loan Group	Initial Sub. %	Bond Type	Initial Pass-Through Rate	WAL to Maturity (yrs)	Index	Legal Final	Expected Ratings (S&P/Fitch)
A-II-1	$3,819,742	4.64	2.00	SNR/PT	4.83%	1.64	6m UST	6/25/32	AAA / AAA
A-II-2	9,159,739	11.14	2.00	SNR/PT	5.15%	1.69	COFI	6/25/32	AAA / AAA
A-II-3	22,799,932	27.72	2.00	SNR/PT	7.27%	1.71	6m LIBOR	6/25/32	AAA / AAA
A-II-4	44,813,105	54.49	2.00	SNR/PT	6.29%	1.70	1yr UST	6/25/32	AAA / AAA
M-II-1	740,135	0.90	1.10	MEZZ	6.37%	3.25	Adj. Rate	6/25/32	-- / AA
M-II-2	287,830	0.35	0.75	MEZZ	6.37%	3.25	Adj. Rate	6/25/32	-- / A
M-II-3	246,712	0.30	0.45	MEZZ	6.37%	3.25	Adj. Rate	6/25/32	-- / BBB
B-II-1	164,475	0.20	0.25	SUB	6.37%	3.25	Adj. Rate	6/25/32	-- / BB
B-II-2	82,237	0.10	0.15	SUB	6.37%	3.25	Adj. Rate	6/25/32	-- / B
B-II-3	123,356	0.15	--	SUB	6.37%	3.25	Adj. Rate	6/25/32	-- / --
Total	**$82,237,263**								

Notes:

(a) The principal balance of each Class of Certificates is subject to a 10% variance.
(b) Pricing Prepayment Speed Assumption: 45% CPR (Loan Group I); 40% CPR (Loan Group II).
(c) Each Certificate is priced to the 10% clean-up call for Loan Group I and to the 5% clean-up call for Loan Group II.
(d) The notional principal balance will be equal to the aggregate principal balance of Loan Group I (initially, $137,961,263).
(e) The pass-through rate of the Class A-I-IO Certificates is equal to the weighted average of the pool strip rates on the Group I mortgage loans. The pool strip rate on these mortgage loans is equal to the related net mortgage rate minus 7.00% per annum, but not less than 0.00% per annum. The initial pass-through rate of the Class A-I-IO Certificates is 1.087% per annum.
(f) Duration.

THE MORTGAGE LOANS

- The mortgage loans are conventional, one- to four- family mortgage loans secured by first liens on residential properties.
- Loan Group I will consist of approximately 737 fixed-rate mortgage loans (the "Fixed Rate Mortgage Loans") with an aggregate principal balance of approximately $141,979,293 as of the Statistical Calculation Date, a weighted average age of 87 months, a weighted average current credit score of 703 and a weighted average original LTV ratio of 74.17%.
- Loan Group II will consist of approximately 596 adjustable-rate mortgage loans (the "Adjustable Rate Mortgage Loans") with an aggregate principal balance of approximately $82,711,751 as of the Statistical Calculation Date, a weighted average age of 108 months, a weighted average current credit score of 674 and a weighted average original LTV ratio of 77.00%.
- The collateral information presented herein is as of the Statistical Calculation Date (May 1, 2002).

THE STRUCTURE

The Group I Certificates will have a senior/subordinate structure. The Group II Certificates will have a senior/subordinate structure. On each distribution date, amounts available to make distributions will be applied in the order of priority to interest on the interest bearing classes of senior certificates; to principal of the classes of senior certificates in an amount and order described below and to interest on and then principal of each class of mezzanine and subordinate certificates in order of their class designations.

Issuer:	RAMP Series 2002-SL1 Trust (the "Trust")
Depositor:	Residential Asset Mortgage Products, Inc., an affiliate of RFC.
Master Servicer:	Residential Funding Corporation (the "Master Servicer" or "RFC"), an indirect, wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Trustee:	JPMorgan Chase Bank
Underwriter:	Bear, Stearns & Co. Inc.
The Certificates:	The Trust will issue several classes of Certificates (namely, (i) the Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-IO, Class A-I-PO, Class M-I-1, Class M-I-2, Class M-I-3, Class B-I-1, Class B-I-2 and Class B-I-3 Certificates (collectively, the "Group I Certificates"), and (ii) the Class A-II-1, Class A-II-2, Class A-II-3, Class A-II-4, Class M-II-1, Class M-II-2, Class M-II-3, Class B-II-1, Class B-II-2 and Class B-II-3 Certificates (collectively, the "Group II Certificates", and, together with the Group I Certificates, the "Certificates")) and multiple residual certificates (the "Class R Certificates").
Class A Certificates:	The Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-IO, Class A-I-PO, Class A-II-1, Class A-II-2, Class A-II-3 and Class A-II-4 Certificates.
Class M Certificates:	The Class M-I-1, Class M-I-2, Class M-I-3, Class M-II-1, Class M-II-2 and Class M-II-3 Certificates.
Class B Certificates:	The Class B-I-1, Class B-I-2, Class B-I-3, Class B-II-1, Class B-II-2 and Class B-II-3 Certificates.
Senior Certificates:	The Class A Certificates and Class R Certificates.
Offering:	The Class A, Class R and Class M Certificates will be offered publicly.
Form of Registration:	The Class A and Class M Certificates will be registered in book-entry form, same day funds through DTC.

Statistical Calculation Date:	As of May 1, 2002.
Cut-off Date:	As of June 1, 2002.
Settlement Date:	On or about June 20, 2002.
Distribution Date:	The 25th day of each month (or the next succeeding business day), commencing July 25, 2002.
Interest Distributions:	Holders of each class of Senior Certificates (other than the Class A-I-PO Certificates) will be entitled to receive interest distributions from the related loan group in an amount generally equal to one month's interest at the related pass-through rate on such class on each distribution date, to the extent of funds available for such distribution date from the related loan group. Holders of each class of Class M and Class B Certificates will be entitled to receive interest distributions from the related loan group in an amount generally equal to one month's interest at the related pass-through rate on such class on each distribution date, to the extent of funds available, after distribution of interest and principal to the related Senior Certificates and distributions of interest and principal to any class of related Class M and Class B Certificates entitled to such distributions having a higher payment priority. Shortfalls in interest will be allocated to the Certificates as provided in the prospectus supplement.
Principal Distributions:	Holders of each class of Senior Certificates (other than the Class A-I-IO Certificates) will be entitled to receive principal distributions from the related loan group to the extent of funds available after payment of interest to such Senior Certificates. Holders of the Class M and Class B Certificates will be entitled to receive payments of principal to the extent of funds available from the related loan group after payments of interest and principal to the related Senior Certificates and any class of Class M and Class B Certificates with a higher payment priority, and after payments of interest to that class of Class M and Class B Certificates. Payments of principal will be made in the order and priority set forth in the prospectus supplement.

Shifting Interest:

The Senior Certificates related to Loan Group I will be entitled to receive 100% of the unscheduled principal payments on the related Mortgage Loans for the first five years after the cut-off date, and a greater than pro rata portion of principal payments for the next four years, subject to the loss and delinquency tests in the prospectus supplement.

The Senior Certificates related to Loan Group II will be entitled to receive 100% of the unscheduled principal payments on the related Mortgage Loans for the first seven years after the cut-off date, and a greater than pro rata portion of principal payments for the next four years, subject to the loss and delinquency tests in the prospectus supplement.

All mortgagor prepayments not otherwise distributable to the Senior Certificates will be allocated on a pro rata basis among the class of related Class M Certificates with the highest payment priority then outstanding and each other related class of Class M Certificates and related Class B Certificates for which certain loss levels established for that class in the pooling and servicing agreement have not been exceeded. The related loss level on any distribution date would be satisfied as to any Class M-2, Class M-3 or Class B Certificates, respectively, only if the sum of the current percentage interests in the loan group evidenced by that class and each related class, if any, subordinate thereto were at least equal to the sum of the initial percentage interests in the loan group evidenced by that class and each related class, if any, subordinate thereto.

Class A-I-3 Certificates:

On each distribution date, the Class A-I-3 Certificates will receive the Lockout Percentage of their pro rata share of principal payments on the mortgage loans in Loan Group I. (the "Lockout Certificates") will be entitled to the "Lockout Principal Amount" which will equal the product of:

The "Lockout Percentage" for any distribution date occurring prior to the distribution date in July 2007 is 0%; and for any subsequent distribution date, a percentage determined as follows: 30%, 40%, 60%, 80% and 100%, for years six, seven, eight, nine and thereafter, respectively.

Allocation of Losses:

Subordination will be provided to the Senior Certificates by the related Class M Certificates and related Class B Certificates and to each class of Class M Certificates by any class of related Class M Certificates subordinate thereto and by the related Class B Certificates. Such related subordinate classes will cover

Realized Losses on the related mortgage loans except as provided in the prospectus supplement.

Special Hazard Losses between Loan Group I and Loan Group II will be cross-collateralized, as described more fully in the prospectus supplement.

Advancing: The Master Servicer will be obligated to advance delinquent scheduled payments of principal and interest through the liquidation of REO or until deemed unrecoverable.

Compensating Interest: The Master Servicer will be required to cover interest shortfalls for each loan group as a result of principal prepayments in full up to the lesser of (a) one-twelfth of 0.125% and (b) the sum of the Master Servicing Fee payable to the Master Servicer plus reinvestment income for such distribution date for that loan group.

Optional Termination: The Master Servicer may, at its option, effect an early redemption or termination of either group of certificates on the distribution date on which the aggregate principal balance of the related loan group after giving effect to principal payments on such distribution date, declines to 10% or less of the original principal balance of the related loan group (the "Optional Call Date").

Tax Status:	The Trust will be established as two or more REMICs for tax purposes.
ERISA Eligibility:	The Class A and Class M Certificates are expected to be eligible for benefit plans that are subject to ERISA.
SMMEA Treatment:	The Class A, Class R and Class M Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan Group	**I Fixed**	**II ARM**
Current Pool Balance (5/1/02)	$ 141,979,293	$ 82,711,751
Original Average Balance	$ 219,537	$ 166,778
Current Average Balance	$ 192,645	$ 138,778
Loan Count	737	596
WA Mortgage Rate	8.425%	6.927%
Range of Mortgage Rates	6.625% - 15.990%	4.520% - 12.600%
WA Remaining Term (months)	269	255
WA Age (months)	87	108
WA Original Term (months)	356	363
Balloon / Non-Balloon	0.86% / 99.14%	0.00% / 100.00%
Negative Amortization	--	11.35%
First Lien / Second Lien	99.90% / 0.10%	100.00% / 0.00%
Credit Score		
Weighted Average	703	674
Up to 599	10.80%	20.72%
600 to 639	11.04%	12.22%
640 to 679	12.63%	12.73%
680 to 719	17.30%	18.41%
720 to 759	19.37%	13.98%
760 to 799	25.21%	14.52%
800 and above	3.64%	2.05%
Not Available	--	5.37%
Months To Roll (months)	--	6
WA Margin	--	3.05%
WA Minimum Rate	--	3.52%
WA Maximum Rate	--	13.05%
WA Reset Frequency (months)	--	9
Index		
1 Year Treasury	--	53.75%
6 Month LIBOR	--	28.56%
COFI	--	12.80%
6 Month Treasury	--	4.90%
Original LTV		
Weighted Average	74.17%	77.00%
LTVs > 80%	14.98%	25.68%
% of LTVs > 80% with MI	89.81%	85.65%
Prepayment Penalties		
None/Expired	100.00%	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan Group	I Fixed	II ARM
Property Type		
Single Family Detached	75.15%	82.42%
Low Rise Condominium	3.21%	7.47%
PUD Detached	18.85%	7.03%
PUD Attached	1.41%	1.27%
High Rise Condominium	0.51%	0.20%
Mid Rise Condominium	0.20%	0.28%
Townhouse	0.07%	0.85%
Leasehold	0.17%	0.46%
Coop	0.44%	--
Occupancy Status		
Owner Occupied	97.50%	95.09%
Second Home	2.00%	3.97%
Non-Owner	0.49%	0.94%
Documentation		
Full Documentation	79.78%	74.21%
Limited Documentation	20.22%	25.79%
Loan Purpose		
Purchase	53.97%	60.52%
Rate/Term Refinance	31.69%	25.16%
Equity Refinance	14.35%	14.32%
Geographic Concentration (> 5% of Total)		
California	39.92%	50.06%
New York	12.79%	6.01%
Florida	4.10%	5.27%
Texas	5.22%	2.30%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

ARM by Subgroup	1-yr. UST	6-mo. LIBOR	COFI	6-mo. UST
Current Pool Balance (5/1/02)	$44,454,041	$23,622,908	$10,584,884	$4,049,917
Percent of ARM Pool	53.75%	28.56%	12.80%	4.90%
Original Average Balance	$172,667	$152,960	$223,064	$115,412
Current Average Balance	$143,864	$134,988	$179,405	$76,414
Loan Count	309	175	59	53
WA Mortgage Rate	6.811%	7.936%	5.772%	5.342%
Range of Mortgage Rates	5.250%-11.875%	6.500%-12.600%	5.073%-7.125%	4.520%-7.375%
WA Remaining Term (months)	258	273	232	174
WA Age (months)	102	87	146	195
WA Original Term (months)	360	360	377	369
Balloon / Non-Balloon	0.00%/100.00%	0.00%/100.00%	0.00%/100.00%	0.00%/100.00%
Negative Amortization	-	-	61.24%	71.76%
First Lien / Second Lien	100.00%/0.00%	100.00%/0.00%	100.00%/0.00%	100.00%/0.00%
Credit Score				
Weighted Average	679	650	703	694
Up to 599	19.59%	28.81%	12.46%	20.71%
600 to 639	12.57%	15.83%	4.38%	12.22%
640 to 679	9.62%	18.42%	14.22%	12.74%
680 to 719	18.79%	16.18%	23.23%	18.41%
720 to 759	16.90%	7.76%	14.77%	13.98%
760 to 799	15.67%	10.34%	18.82%	14.53%
800 and above	1.61%	2.35%	3.40%	2.05%
Not Available	5.26%	0.31%	8.72%	5.37%
Months To Roll	8	4	3	2
WA Margin	3.01%	3.47%	2.43%	2.70%
WA Minimum Rate	3.31%	4.16%	3.27%	2.84%
WA Maximum Rate	12.81%	13.04%	13.35%	14.96%
WA Reset Frequency (months)	12	6	3	2
Original LTV				
Weighted Average	75.84%	78.60%	78.08%	77.48%
LTVs > 80%	21.41%	30.87%	34.32%	19.66%
% of LTVs > 80% with MI	93.29%	66.96%	100%	100%
Prepayment Penalties				
None/Expired	100%	100%	100%	100%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

ARM by Subgroup	1-yr. UST	6-mo. LIBOR	COFI	6-mo. UST
Property Type				
Single Family Detached	83.60%	80.41%	84.04%	77.06%
Low Rise Condominium	5.87%	7.87%	10.43%	15.07%
PUD Detached	5.86%	10.60%	3.66%	7.87%
PUD Attached	1.75%	0.33%	1.86%	--
High Rise Condominium	0.38%	--	--	--
Mid Rise Condominium	0.52%	--	--	--
Townhouse	1.16%	0.79%	--	--
Leasehold	0.86%	--	--	--
Co-op	--	--	--	--
Occupancy Status				
Owner Occupied	94.65%	93.39%	99.30%	98.75%
Second Home	4.17%	5.53%	0.70%	1.25%
Non-Owner	1.18%	1.09%	--	--
Documentation				
Full Documentation	70.88%	76.12%	77.14%	91.87%
Limited Documentation	29.12%	23.88%	22.86%	8.13%
Loan Purpose				
Purchase	59.26%	45.29%	90.47%	84.99%
Rate/Term Refinance	24.54%	40.30%	2.16%	3.66%
Equity Refinance	16.20%	14.40%	7.37%	11.35%
Geographic Concentration (> 5% of Total)				
California	30.96%	61.70%	93.80%	77.54%
Pennsylvania	1.51%	0.36%	--	8.13%
New York	10.38%	1.51%	--	--
Illinois	3.75%	1.44%	--	--
New Jersey	6.48%	3.44%	0.68%	4.91%
Nevada	1.12%	6.13%	--	--
Florida	7.34%	2.28%	2.26%	7.87%